UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 2)*

Inphi Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45772F107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45772F107	SCHEDULE 13G	Page 2 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XI Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,784,420 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,784,420 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,784,420 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2%
12.	Type of Reporting Person OO

CUSIP No. 45772F107	SCHEDULE 13G	Page 3 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XI, a Delaware Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 150,357 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 150,357 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,357 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.5%
12.	Type of Reporting Person PN

CUSIP No. 45772F107	SCHEDULE 13G	Page 4 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield XI Qualified, a Delaware Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,411,312 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,411,312 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,312 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%
12.	Type of Reporting Person PN

CUSIP No. 45772F107	SCHEDULE 13G	Page 5 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield Associates Fund VI, a Delaware Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 50,118 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 50,118 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,118 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person PN

CUSIP No. 45772F107	SCHEDULE 13G	Page 6 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Mayfield Principals Fund II, a Delaware LLC Including Multiple Series
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 172,633 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 172,633 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,633 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person OO

CUSIP No. 45772F107	SCHEDULE 13G	Page 7 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Yogen K. Dalal
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,784,420 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,784,420 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,784,420 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2%
12.	Type of Reporting Person IN

CUSIP No. 45772F107	SCHEDULE 13G	Page 8 of 13

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Robert T. Vasan
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-
	6.	Shared Voting Power 2,784,420 shares
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 2,784,420 shares
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,784,420 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 9.2%
12.	Type of Reporting Person IN

CUSIP No. 45772F107	SCHEDULE 13G	Page 9 of 13

Item 1.

(a)	Name of Issuer:

Inphi Corporation

(b)	Address of Issuer’s Principal Executive Offices:

2953 Bunker Hill Lane

Suite 300

Santa Clara, CA 95054

Item 2.

(a)	Name of Persons Filing:

Mayfield XI Management, L.L.C.

Mayfield XI, a Delaware Limited Partnership

Mayfield XI Qualified, a Delaware Limited Partnership

Mayfield Associates Fund VI, a Delaware Limited Partnership

Mayfield Principals Fund II, a Delaware LLC Including Multiple Series

Yogen K. Dalal

Robert T. Vasan

(b)	Address of Principal Business Office:

c/o Mayfield Fund

2484 Sand Hill Road

Menlo Park, CA 94025

(c)	Citizenship:

Mayfield XI, a Delaware Limited Partnership, Mayfield XI Qualified, a Delaware Limited Partnership and Mayfield Associates Fund VI, a Delaware Limited Partnership, are Delaware limited partnerships.

Mayfield XI Management, L.L.C. and Mayfield Principals Fund II, a Delaware LLC Including Multiple Series, are Delaware limited liability companies.

The individuals listed in Item 2(a) are U.S. citizens.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

45772F107

CUSIP No. 45772F107	SCHEDULE 13G	Page 10 of 13

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information regarding ownership as set forth in Items 5-9 of Pages 2 through 9 hereto is hereby incorporated by reference.

For a summary of total ownership by all Reporting Persons, see Exhibit 99.2 hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 45772F107	SCHEDULE 13G	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2014

MAYFIELD XI MANAGEMENT, L.L.C.

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD XI, A DELAWARE LIMITED PARTNERSHIP

By:	Mayfield XI Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD XI QUALIFIED, A DELAWARE LIMITED PARTNERSHIP

By:	Mayfield XI Management, L.L.C. Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD ASSOCIATES FUND VI,
A DELAWARE LIMITED PARTNERSHIP

By:	Mayfield XI Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD PRINCIPALS FUND II, A DELAWARE LLC INCLUDING MULTIPLE SERIES

By:	Mayfield XI Management, L.L.C.
Its Managing Director

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

CUSIP No. 45772F107	SCHEDULE 13G	Page 12 of 13

YOGEN K. DALAL

By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

ROBERT T. VASAN

By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

CUSIP No. 45772F107	SCHEDULE 13G	Page 13 of 13

EXHIBIT INDEX

Ex. 24 -	Powers of Attorney dated January 31, 2011 (incorporated by reference to Exhibit 99.2 to Schedule 13G filed on February 9, 2011)

Ex. 99.1 -	Joint Filing Agreement dated February 9, 2011 (incorporated by reference to Exhibit 99.1 to Schedule 13G filed on February 9, 2011)

Ex. 99.2 -	Ownership Summary